UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011.

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcement dated September 1, 2011 in relation to the registrant’s voting rights and capital.

EXHIBITS

Exhibit No.	Description

1.1	Regulatory announcement dated September 1, 2011 in relation to the registrant’s voting rights and capital.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: September 1, 2011	By:	/s/ Brett Gladden

Brett Gladden
Company Secretary

Exhibit 1.1

1 September 2011

CSR plc

Voting Rights and Capital

In conformity with the Transparency Directive’s transitional provision 6, we would like to notify the market of the following:

The total number of ordinary shares of 0.1p of CSR plc in issue at the date of this notice is 200,434,721 with each share carrying one right to vote. This includes the 29,774,144 ordinary shares which were admitted to listing on the premium segment of the Official List of the UK Listing Authority and to trading on the Main Market of the London Stock Exchange on 31 August 2011.

Therefore the total number of voting rights in CSR plc at the date of this notice is 200,434,721.

The above figure is after adjusting for 14,941,400 ordinary shares of 0.1p each currently held by CSR plc in treasury.

The above figure (200,434,721) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, CSR plc under the FSA’s Disclosure and Transparency Rules.